AquaCell Technologies, Inc.

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                                                                       Contact:
                                      Karen Laustsen - AquaCell: (909) 987-0456


                AquaCell Technologies, Inc. Announces Resignation
                         of its Chief Financial Officer

Rancho Cucamonga, CA, October 31, 2006 - AquaCell Technologies, Inc.
(OTCBB: AQUA) has accepted the resignation of Gary S. Wolff, its Chief Financial Officer since inception, effective October 30, 2006. Mr. Wolff also resigned his position as a Director of the Company.

James C. Witham, AquaCell's Chief Executive Officer, said, "We regretfully accept this resignation with the understanding that it is in the best interest of both Mr. Wolff and the Company."

Mr. Wolff's resignation was triggered by an investigation by the US Attorney's Office that led Mr. Wolff to voluntarily agree to plead to a violation of Rule 13(b)2-2 of the Securities Exchange Act of 1934 ("Exchange Act"), making a misleading or false statement to an auditor, in connection with an audit of the Company's 2001 financial statement. Mr. Wolff resigned from his position with the Company prior to making his plea. The alleged wrongdoing relates to a transaction made by AquaCell in 2001, more than five (5) years ago, that has been disclosed in its financial statements including in its filings under the Exchange Act. Rather than engage in a costly, drawn out legal proceeding, Mr. Wolff, age 68, agreed to plead to the charge to resolve the matter.

The transaction and plea agreement have no effect on the Company's financial statements for 2001, and more importantly, have no effect on the Company's present operations, financial condition or business prospects. Mr. Wolff's resignation arises from an excess of concern for the Company and its stockholders, as he believes it is in the Company's best interest that he resign.

Mr. Witham continued, "We support Mr. Wolff's decision and wish him the best in future endeavors. The Company will immediately commence a search for a new Chief Financial Officer and hope to name a replacement in the near future."


About AquaCell Technologies, Inc.

AquaCell Technologies, Inc. is based in Rancho Cucamonga, CA. Its AquaCell Media, Inc. subsidiary installs its patented self-filling Aquacell 1000 Bottled Water Cooler Systems free of charge into various locations, including retail establishments. AquaCell Media retains ownership of the coolers, and revenue is generated through "Coolertising" - the sale of targeted advertising on the band of the cooler's permanently attached five-gallon bottle, for the promotion of products and/or services pertinent to the demographics and location, similar to the concept of billboard advertising.


Safe Harbor. Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements about: our ability to continue relationships with customers; our ability to offer our products at competitive prices; and our ability to use the most current technology for our products.